1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

ELISE M. DOLAN

elise.dolan@dechert.com +1 212 698 3806 Direct +1 212 698 0413 Fax
April 5, 2011
VIA EDGAR
Ms. Linda Stirling
Division of Investment Management
Securities and Exchange Commission
Office of Filings and Information Services
Branch of Registrations and Examinations
Mail Stop 0-25
100 F Street, NE
Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Trust”) SEC File Numbers: 033-17619 and 811-05349
Dear Ms. Stirling:
This letter responds to comments you provided to me in a telephonic discussion on March 3, 2011, with respect to your review of Post-Effective Amendment No. 268 (“PEA No. 268”) to the Trust’s registration statement filed with the Securities and Exchange Commission on January 14, 2011. PEA No. 268 was filed for the purpose of registering shares of four new series of the Trust, the Goldman Sachs Brazil Equity Fund, the Goldman Sachs China Equity Fund, the Goldman Sachs India Equity Fund, and the Goldman Sachs Korea Equity Fund (each, a “Fund” and, collectively, the “Funds”). We have reproduced your comments below, followed by our responses.
Prospectus Comments
1.	Comment: Please ensure that appropriate ticker symbols for each class of each Fund’s shares are included on the front cover page of each Fund’s prospectus.

Response: We have incorporated your comment.

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2.	Comment: Please confirm that each Fund will not incur any “acquired fund fees and expenses” that would be required to be disclosed in the Fund’s fee table pursuant to Item 3, Instruction 3(f).

Response: We hereby confirm that no Fund other than the India Equity Fund expects to incur “acquired fund fees and expenses” in amounts that would be required to be disclosed in a Fund’s fee table. With respect to the India Equity Fund, we hereby confirm that the Fund has incorporated in its fee table the acquired fund fees and expenses it expects to incur through its investments in its wholly-owned subsidiary (the “Subsidiary”).

3.	Comment: In each Fund’s fee table, please reword the caption “Fee Waivers and Expense Limitations” to read “Fee Waivers and/or Expense Reimbursements,” per Item 3, Instruction 3(e), and amend the caption “Total Annual Fund Operating Expenses After Fee Waivers and Expense Limitations” accordingly.

Response: Instruction 3(e) to Item 3 requires Funds to “use appropriate descriptive captions, such as “Fee Waiver [and/or Expense Reimbursement]”...” The Funds benefit from both fee waivers and expense limitations. As such, we believe the Funds’ current captions are appropriate and meet the requirements of Form N-1A. We accordingly respectfully decline to modify the Funds’ disclosures in this regard.

4.	Comment: Please revise the disclosure under “Portfolio Turnover” to match the language in Item 3 of Form N-1A.

Response: As permitted by Instruction 1(b) to Item 3 of Form N-1A, “a Fund may modify the narrative explanations if the explanation contains comparable information to that shown [on Form N-1A].” We believe that the disclosure used in the Fund’s “Portfolio Turnover” section is substantially comparable to that required by Form N-1A, and accordingly respectfully decline to modify the Fund’s disclosure in this regard.

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5.	Comment: In the description of principal investment strategies in the Summary portion of each Prospectus, please disclose for what purpose the Fund will invest in futures contracts, options, and swaps (e.g., for investment purposes).

Response: We have incorporated your comment.

6.	Comment: In the description of principal investment strategies in the Summary portion of each Prospectus, please include a description of how the Fund determines which investments to purchase and sell.

Response: We have incorporated your comment.

7.	Comment: In the description of principal investment strategies in the Summary portion of each Prospectus, please include disclosures as to any applicable maturity or duration parameters imposed on a Fund’s fixed income securities.

Response: The Funds will invest primarily in equity securities, and do not impose any maturity or duration parameters on their fixed income investments.

8.	Comment: Please ensure that the derivatives-related disclosure in the Prospectus is appropriate for each Fund, in light of the Letter regarding Derivatives-Related Disclosures by Investment Companies from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, Esq., General Counsel, Investment Company Institute (July 30, 2010).

Response: We hereby confirm that the derivatives disclosures in each Fund’s Prospectus is appropriate for the Fund.

9.	Comment: In the “Principal Risks of the Fund” section, please consider including NAV risk, credit/default risk and interest rate risk disclosures, if appropriate.

Response: We have incorporated your comment with respect to NAV risk. As the Funds will invest primarily in equity investments, we do not believe that credit/default risk or interest rate risk are principal risks for any of the Funds.

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However, each Fund incorporates credit/default and interest rate risk disclosure in the section of its prospectus entitled “Risks of Fund,” and identifies these risks as “additional risks.”

10.	Comment: In the “Tax Information” section of the Summary portion of each Fund’s Prospectus, please include disclosure that investments through tax-deferred arrangements may become taxable upon withdrawal.

Response: We have incorporated your comment.

11.	Comment: Under “Investment Management Approach- Investment Objective,” please add disclosure that each Fund’s investment objective may only be changed on 60 days notice to shareholders.

Response: We have incorporated your comment.

12.	Comment: In Appendix C of each Prospectus, please incorporate the following information: (i) the inception date of the composite; (ii) composite performance information since inception of the composite, including 1, 5, and 10-year performance figures if applicable; and (iii) the full name of the relevant index.

Please clarify whether the composite performance figures are calculated net of all actual composite fees, or net of applicable Fund fees, and delete the phrase “without provision for federal and state taxes, if any.” In light of your statement that “All returns presented are time-weighted based on monthly valuations and include the reinvestment of earnings,” please confirm whether this is a standard method for calculating returns, or, if not, please explain your methodology.

Additionally, please explain in your response letter the appropriateness of the chosen index.

Response: We have incorporated your comment by including in Appendix C of each Prospectus (except for that of the Goldman Sachs Brazil Equity Fund, where Appendix C has been removed): (i) the inception date of each composite; (ii) composite performance since inception, and for the one-, three- and five-year periods ended December 31, 2010, to the extent that each composite was in

April 5, 2011 Page 5
existence for those time periods (none of the composites has ten years of performance); and (iii) the full name of the index against which composite performance is measured.

In each Appendix C, performance of the composite is shown net of the estimated total annual operating expenses of each share class of the Fund (where applicable, performance is shown net of sales charges as well). We have declined to delete the disclosure stating that performance information is shown “without provision for federal and state taxes, if any.” We believe that this is useful disclosure to investors, insofar as it alerts them to the possibility that investment returns can be further reduced by tax liability. We hereby confirm that the method used in calculating composite returns, as described in Appendix C (i.e., that returns are time-weighted based on monthly valuations and include reinvestment of earnings), is standard, and is consistent with that required by Form N-1A in calculating Fund performance.

Finally, in each Appendix C, the performance of the composite is compared to the performance of the Fund’s benchmark index, as described elsewhere in the Prospectus. Each Fund has chosen its benchmark index because the Investment Adviser believes that it is a broad-based index and that it is the most appropriate index against which to measure the Fund’s performance, in light of the Fund’s investment objective and principal investment strategies.

13.	Comment: In the Brazil Equity Fund’s and China Equity Fund’s Prospectuses, under the section “Service Providers—Fund Managers,” please incorporate disclosure with respect to each portfolio manager’s role on the management team, the relationships between each, and any limitations on any portfolio manager’s role, as required by Item 10(a)(2) of Form N-1A.

Response: We have incorporated your comment.

14.	Comment: In the India Equity Fund’s Prospectus, please disclose, if applicable, that the Fund will gain its investment exposure primarily through its investment in its wholly-owned Subsidiary.

Response: We have incorporated your comment.

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15.	Comment: In the India Equity Fund’s Prospectus, please incorporate disclosure that the subsidiary (i) has the same investment objective and strategies as the Fund; and (ii) complies with the Fund’s valuation policies and procedures. Also disclose who pays the management fees applicable to the Subsidiary and that the Fund and the Subsidiary share consolidated financial statements.

Response: We have incorporated your comment.

16.	Comment: In the India Equity Fund’s Prospectus, please clarify in the Fund’s “Subsidiary Risk” disclosure that the Subsidiary will invest only in instruments in which the Fund is permitted to invest directly.

Response: We have incorporated your comment.

17.	Comment: In the India Equity Fund’s Prospectus, please incorporate additional summary disclosure in the Fund’s “India Risk” disclosure with respect to India’s dependence on particular economies and industries.

Response: We have incorporated your comment.

18.	Comment: In the India Equity Fund’s Prospectus, please incorporate management fee disclosure with respect to the Subsidiary in the section “Service Providers—Management Fees and Other Expense Information.”

Response: We have revised the Prospectus to clarify that the Subsidiary does not pay a management fee.

19.	Comment: In the Korea Equity Fund’s Prospectus, please incorporate additional summary disclosure in the Fund’s “Korea Risk” disclosure with respect to Korea’s dependence on particular economies and other factors unique to Korea’s economy.

Response: We have incorporated your comment.
SAI Comments
20.	Comment: Please incorporate a discussion of the Board’s role in the risk oversight of each Fund, as required by Item 17(b)(1).

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Response: We have incorporated this disclosure.
Please do not hesitate to contact the undersigned at 212.698.3806 with any questions or comments concerning this correspondence.
Very truly yours,
/s/ Elise M. Dolan
Elise M. Dolan

cc:	George Djurasovic, Goldman Sachs Asset Management, L.P. Jacqueline Gigantes, Goldman Sachs Asset Management, L.P. Neena Reddy, Goldman Sachs Asset Management, L.P.